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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 ConSyGen, Inc.
                                (Name of Issuer)

                          Common Stock, $.003 Par Value
                         (Title of Class of Securities)

                                    21072810
                                 (CUSIP Number)

                                Robert L. Stewart
                               c/o ConSyGen, Inc.
      125 South 52nd Street, Tempe, Arizona 85281 Telephone: (602) 394-9100
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 13, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              SEC 1746 (12-91)

                                  SCHEDULE 13D

---------------------------------                ------------------------------
CUSIP No.         21072810                       Page 2 of 8 Pages
---------------------------------                ------------------------------


---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

                                                       Robert L. Stewart

---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                    (b) |_|

----------
---------- --------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                    OO       (SEE ITEM 3)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)          |_|


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           ROBERT L. STEWART - UNITED STATES CITIZEN

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
                                         Robert L. Stewart  6,237,000
         NUMBER OF
         SHARES              -------------------------------------------------
         BENEFICIALLY        -------------------------------------------------
         OWNED BY                8       SHARED VOTING POWER
         EACH                            Robert L. Stewart  1,000,000
         REPORTING
         PERSON              -------------------------------------------------
         WITH                -------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         Robert L. Stewart  6,237,000

                             -------------------------------------------------
                             -------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         Robert L. Stewart  1,000,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Robert L. Stewart  7,237,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                  |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Robert L. Stewart
           46.77%

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   14      TYPE OR REPORTING PERSON*
                                       IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION




                                                           SEC 1746 (12-91)

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.         21072810                                Page 3 of 8 Pages
          -----------------                                    -

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

                               Trinidad Cranbourne

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                               (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------
---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                    OO       (SEE ITEM 3)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)          |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           TRINIDAD CRANBOURNE - PHILIPPINES CITIZEN

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
                                         Trinidad Cranbourne  -0-
         NUMBER OF
         SHARES              --------------------------------------------------
        BENEFICIALLY         --------------------------------------------------
          OWNED BY               8       SHARED VOTING POWER
          EACH                           Trinidad Cranbourne  1,000,000
        REPORTING
         PERSON              --------------------------------------------------
          WITH               --------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         Trinidad Cranbourne  -0-

                             --------------------------------------------------
                             --------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         Trinidad Cranbourne  1,000,000

-------------------------------------------------------------------------------
------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Trinidad Cranbourne 1,000,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                  |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Trinidad
           Cranbourne 6.46%

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   14      TYPE OR REPORTING PERSON*
                                       IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer

Class of Equity Security:       Common Stock, $.003 par value ("Common Stock")

Name of Issuer:                 ConSyGen, Inc., a Texas corporation

Address of Principal Executive
Office of Issuer:               ConSyGen, Inc.,
                                125 South 52nd Street, Tempe, AZ 85281

ITEM 2.  IDENTITY AND BACKGROUND

Name of Reporting Persons On Whose Behalf This
Statement is Filed:            Robert L. Stewart
                               Trinidad Cranbourne

Residence or Business Address: Robert L. Stewart
                               8152 So. Stephanie Lane
                               Tempe, AZ 85284

                               Trinidad Cranbourne
                               Apt. #11, B2, Y-Y Mansions
                               96 Pokfulum Rd.
                               Hong Kong

Principal Occupation:          Robert L. Stewart
                               Director of ConSyGen, Inc.; and
                               Director of Integrated Transportation
                               Network Group, Inc.

                               Trinidad Cranbourne
                               Homemaker

Principal Address of Place of
Employment:                    Robert L. Stewart
                               ConSyGen, Inc.,
                               125 South 52nd Street, Tempe, AZ 85281

                               Trinidad Cranbourne
                               Homemaker

Criminal History:              Neither reporting person has been convicted in a
                               criminal proceeding during the last five years.

Federal Securities Laws Violations: Neither reporting person has been party to any
                                    proceeding pursuant to
                                    which he/she was
                                    enjoined from future
                                    violations of federal or
                                    state securities laws
                                    during the last five
                                    years.

Citizenship:                        Robert L. Stewart
                                    United States of America

                                    Trinidad Cranbourne
                                    Philippines

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The reporting persons originally acquired the securities of the Issuer reported in this Schedule 13D as beneficially owned in connection with an acquisition transaction in September 1996, pursuant to which the Issuer acquired all of the issued and outstanding stock of a corporation, of which the reporting persons were stockholders. The reporting persons surrendered one share of common stock of the acquired company for each share of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

Purpose of Original Acquisition of Securities of the Issuer:

         As described above under Item 3, the securities of the Issuer which are reported as beneficially owned in this Schedule 13D were originally acquired from the Issuer in connection with a transaction pursuant to which the Issuer acquired all of the issued and outstanding capital stock of a corporation, of which the reporting persons were stockholders.

         Neither reporting person has any plans or proposals which would relate to or result in any of the events enumerated in items (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Aggregate number and percentage of securities           Robert L. Stewart     7,237,000(1) (46.77%)
beneficially owned:                                     Trinidad Cranbourne   1,000,000     (6.46%)

Number of shares over which reporting person has sole   Robert L. Stewart     6,237,000
voting power:                                           Trinidad Cranbourne         -0-

Number of shares over which reporting person has        Robert L. Stewart     1,000,000
shared power to vote:                                   Trinidad Cranbourne   1,000,000

Number of shares over which reporting person has sole   Robert L. Stewart     6,237,000
power to dispose:                                       Trinidad Cranbourne         -0-

Number of shares over which reporting person has        Robert L. Stewart     1,000,000
shared power to dispose:                                Trinidad Cranbourne   1,000,000


(1) Includes 1,000,000 shares deemed beneficially owned by Ms. Cranbourne

Transactions during the last 60 days:

         Robert L. Stewart sold 200,000 shares of Common Stock on April 13, 1999. The amount of securities reported as beneficially owned by Mr. Stewart reflects the foregoing transaction.

     Ms. Cranbourne has not engaged in any transactions in the Issuer's securities during the last 60 days.

Other persons who have the right to receive dividends or sale proceeds:

         1,000,000 of the shares of Common Stock beneficially owned by each of the reporting persons are held of record by a corporation which the reporting persons control. Other stockholders of such corporation (whose aggregate interest represents less than 5% of the Common Stock) have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held by the corporation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Agreement relating to filing of Joint Acquisition Statement, as required by Rule 13d-1(k).


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         5/14/99                    /s/ Robert L. Stewart
Date                                    Robert L. Stewart


         5/14/99                    /s/ Trinidad Cranbourne
Date                                    Trinidad Cranbourne

                                    EXHIBIT A

                                    AGREEMENT
                      FILING OF JOINT ACQUISITION STATEMENT


         The undersigned Robert L. Stewart and Trinidad Cranbourne do hereby agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each of us.


DATED:   May 14, 1999
                                                     /s/ Robert L. Stewart
                                                     ---------------------
                                                     Robert L. Stewart



                                                     /s/ Trinidad Cranbourne
                                                     -----------------------
                                                     Trinidad Cranbourne